Exhibit 12.1

iPayment Holdings, Inc.

iPayment, Inc.

Computation of Ratio of Earnings to Fixed Charges

The following table and related footnotes thereto present the computation of the ratio of earnings to fixed charges for the periods indicated of iPayment Holdings, Inc. (“Holdings”) and iPayment, Inc. (“iPayment”) and, in each case, their respective subsidiaries. Except as otherwise indicated in such footnotes, the financial and operating data of Holdings and its consolidated subsidiaries and iPayment and its consolidated subsidiaries is the same.

											Nine		Period from
($ in thousands, except ratio	Year ended December 31,										months ended September 30,		January 1 through May 23,	May 24 through September 30,
data)	2006		2007		2008		2009		2010		2010		2011	2011
	Pre- predecessor/ Predecessor Combined		Predecessor		Predecessor		Predecessor		Predecessor		Predecessor		Predecessor	Successor
Fixed Charges:
Interest expense, net(1)	$44,820		$60,216		$56,289		$46,488		$45,662		$34,296		$15,578	$23,740
Interest portions of rental expense(2)	96		115		130		166		151		113		33	51

Total fixed charges(3)	$44,916		$60,331		$56,419		$46,654		$45,813		$34,409		$15,611	$23,791
Earnings:
Pre-tax income (loss)(4)	$3,642		$11,436		$25,395		$24,064		$41,177		$26,127		$(681)	$(5,660)
Total fixed charges(3)	44,916		60,331		56,419		46,654		45,813		34,409		15,611	23,791
Minority interest income (loss)	682		—		(987)		(3,588)		—		—		—	—

Total earnings(5)	$49,240		$71,767		$80,827		$67,130		$86,990		$60,536		$14,930	$18,131
Ratio of earnings to fixed charges(6)(7)	1.10	x	1.19	x	1.43	x	1.44	x	1.90	x	1.76	x	—	—

(1)	Net interest expense of Holdings and its consolidated subsidiaries for the period from January 1 through May 23, 2011 and for the period from May 24 through September 30, 2011 is $16.5 million and $30.5 million, respectively.
(2)	An estimate of interest within rental expense is calculated using our weighted average interest rate for each period.
(3)	Total fixed charges of Holdings and its consolidated subsidiaries for the period from January 1 through May 23, 2011 and for the period from May 24 through September 30, 2011 is $16.5 million and $30.6 million, respectively.
(4)	The pre-tax loss of Holdings and its consolidated subsidiaries for the period from January 1 through May 23, 2011 and for the period from May 24 through September 30, 2011 is $1.6 million and $12.4 million, respectively.
(5)	The total loss of Holdings and its consolidated subsidiaries for the period from January 1 through May 23, 2011 and for the period from May 24 through September 30, 2011 is $14.9 million and $18.1 million, respectively.
(6)	The total earnings of iPayment and its consolidated subsidiaries for the periods from January 1 through May 23, 2011 and May 24 through September 30, 2011 were insufficient to cover fixed charges by $0.7 million and $5.7 million, respectively.
(7)	The total earnings of Holdings and its consolidated subsidiaries for the periods from January 1 through May 23, 2011 and May 24 through September 30, 2011 were insufficient to cover fixed charges by $1.6 million and $12.4 million, respectively.